SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934-
                   For the fiscal year ended December 31, 2005


                         Commission file number 1-13905
                                     -------



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       COMPX CONTRIBUTORY RETIREMENT PLAN
                          5430 LBJ Freeway, Suite 1700
                            Dallas, Texas 75240-2697

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            COMPX INTERNATIONAL INC.
                          5430 LBJ Freeway, Suite 1700
                            Dallas, Texas 75240-2697

                                    SIGNATURE


     Pursuant  to  the   requirements   of  the  Securities  Act  of  1934,  the
Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                 COMPX CONTRIBUTORY RETIREMENT PLAN

                                 By:  ADMINISTRATIVE COMMITTEE OF THE
                                      COMPX CONTRIBUTORY RETIREMENT PLAN

                                      By:  /s/ Raymond S. Staton
                                           ------------------------------------
                                           Raymond S. Staton
                                           Committee Member


June 28, 2006

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                                December 31, 2005

                                      with

                        REPORTS OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRMS

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                          Index of Financial Statements



                                                                        Page

Reports of Independent Registered Public Accounting Firms
  Sutton Frost Cary LLP                                                  2
  PricewaterhouseCoopers LLP                                             3

Financial Statements

   Statements of Net Assets Available for Benefits -
     December 31, 2004 and 2005                                          4

   Statement of Changes in Net Assets Available for Benefits -
     Year ended December 31, 2005                                        5

   Notes to Financial Statements                                         6-9

Exhibit A
   Consent of Independent Registered Public Accounting Firm -
     Sutton Frost Cary LLP

Exhibit B
   Consent of Independent Registered Public Accounting Firm -
     PricewaterhouseCoopers LLP

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrative Committee of
 CompX Contributory Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CompX Contributory Retirement Plan (the "Plan") at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further described in Note 2, effective December 31, 2005, the Plan merged into The Employee 401(k) Retirement Plan.




                                          Sutton Frost Cary LLP
                                          A Limited Liability Partnership
                                          Certified Public Accountants




June 2, 2006
Arlington, Texas

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrative Committee of the CompX Contributory Retirement Plan:

     In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the CompX Contributory Retirement Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
Dallas, Texas
June 28, 2005

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2004 and 2005



                                                                                     2004                   2005
                                                                                     ----                   ----

 Assets:
   Investments at fair value                                                        $16,568,572         $     -

   Loans to participants                                                                777,015               -
                                                                                    -----------         -----------

                                                                                     17,345,587               -

   Contributions receivable:
     Employer                                                                           587,501               -

     Participants                                                                         4,084               -
                                                                                    -----------         -----------

       Net assets available for benefits                                            $17,937,172         $     -
                                                                                    ===========         ===========







                See accompanying notes to financial statements.

                       COMPX CONTRIBUTORY RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2005




 Additions:
   Investment income:
     Net appreciation in fair value of investments                                                 $    393,140
     Dividends                                                                                          608,717
     Interest                                                                                            61,890
                                                                                                   ------------
                                                                                                      1,063,747
   Contributions:
     Employer                                                                                           647,643
     Participants                                                                                     1,314,457
                                                                                                   ------------

                                                                                                      1,962,100

       Total additions                                                                                3,025,847
                                                                                                   ------------

 Deductions:
   Benefits to participants                                                                           4,168,878
   Administrative expenses                                                                                1,971
                                                                                                   ------------

       Total deductions                                                                               4,170,849
                                                                                                   ------------

 Net decrease in net assets available for benefits
  prior to merger                                                                                    (1,145,002)

 Merger to The Employee 401(k) Retirement Plan                                                      (16,792,170)
                                                                                                   ------------

 Decrease in net assets available for benefits                                                      (17,937,172)

 Net assets available for benefits:
   Beginning of year                                                                                 17,937,172
                                                                                                   ------------

   End of year                                                                                     $      -
                                                                                                   ============





                See accompanying notes to financial statements.

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 1 -  Description of Plan and significant accounting policies:

     General. The following description of the CompX Contributory Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was merged into The Employee 401(k) Retirement Plan on December 31, 2005. See Note 2.

     The Plan is a defined contribution plan which covers eligible U.S. employees of CompX International Inc. and its U.S. subsidiaries (collectively, the "Employer"). Employees are eligible to participate in the Plan as of the first entry date, as defined, concurrent with or next following the completion of 90 days of eligible service and attaining 20 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The Employer is 83% owned by CompX Group, a majority-owned subsidiary of NL Industries, Inc. at December 31, 2005. NL owns 82% of CompX Group, and Titanium Metals Corporation ("TIMET") owns the remaining 18% of CompX Group. At December 31, 2005 (i) NL and TIMET own an additional 2% and 3%, respectively, of CompX directly, (ii) Valhi, Inc. holds, directly or through a subsidiary, approximately 83% of NL's outstanding common stock and approximately 39% of TIMET's outstanding common stock and (iii) Contran Corporation holds, directly or through subsidiaries, approximately 92% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control each of such companies and the Plan.

     Contributions. The Plan permits participants to defer 1% to 100% (highly compensated employees are limited to a maximum of 25%) of their annual compensation as pre-tax contributions, not to exceed a deferral of $14,000 in 2005 (subject to adjustment in future years), through payroll deductions. Participants who will be at least age 50 by the end of the Plan year may elect to make "catch-up" contributions, not to exceed an additional deferral of $4,000 in 2005 (subject to adjustments in future years) through payroll deductions. Pursuant to the Internal Revenue Code, total participant contributions (pre-tax and after-tax) and employer contributions are limited to an aggregate of $42,000 from all employer defined contribution plans in 2005. The Employer's contribution is based upon a profit-sharing formula and the Employer's profit, as defined, during the Plan year. The Employer's contribution is allocated to participants' accounts on a percentage or matching basis relative to the participants' contributions (excluding catch-up contributions) for the year. The Employer's contribution is reduced, as provided by the Plan, by nonvested amounts forfeited by participants who withdraw from the Plan. At December 31, 2004 and 2005, unallocated forfeited nonvested accounts were $103,175 and nil respectively. Forfeitures of $116,855 were used to reduce employer contributions for the year ended December 31, 2005.

     Vesting and benefits. Salary deferrals (including earnings thereon) are immediately vested while Employer contributions (including earnings thereon) vest at the rate of 20% per year of service, as defined.

     Upon termination of employment, retirement or death, a participant (or beneficiary, if applicable) may elect to receive either (i) a lump sum amount equal to the vested value of the participant's accounts or (ii) installments over a period of not more than 30 years. Distribution of a participant's account balance in a lump sum without the participant's consent may be made if the vested portion of the participant's account is not greater than $5,000 or distribution commences after the participant attains 65 years. With the consent of the Plan administrators, participants can borrow amounts from their vested account balances, subject to certain limitations under the Plan.

     Benefits are recorded when paid.

     Participants' accounts. Participants can direct the Plan administrator to invest, in 1% increments, their account balance in publicly-traded registered investment companies or commingled trusts administered by Putnam Investments or in CompX International Inc. common stock (not to exceed 25% of account balances). On September 23, 2005, participants were notified that they would no longer be able to invest in CompX stock effective December 30, 2005. In addition, no new contributions or account transfers could be made to the CompX Stock Fund after September 30, 2005; and if the participant had not liquidated the balance of his CompX Stock Fund by December 12, 2005, the Company would begin to liquidate it and transfer the proceeds to the Putnam S&P Index Fund.

     Each participant's account is credited with the participant's contribution and an allocation of the Employer's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, matching or account balances, as defined in the Plan.

     In addition to the investment fund options, a "Loan Fund" is maintained to account for loans to participants, as permitted by the Plan. A participant is able to borrow from his/her fund account an amount ranging from a minimum of $1,000 up to a maximum that is generally equal to the lesser of $50,000 or 50% of his/her vested account balance. A loan is collateralized by the balance in the participant's account and bears interest at rates commensurate with local prevailing rates. For outstanding loans at December 31, 2005 prior to transfer to the Retirement Plan, interest rates ranged from 5.0% to 10.5%.

     Plan termination. The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, in compliance with the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants will become fully vested. The merger of the Plan into The Employee 401(k) Retirement Plan (see Note 2) was not a termination of the Plan.

     Basis of accounting. The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Valuation of investments is more fully described in Note 3.

     Management estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may, in some instances, differ from previously estimated amounts.

     Risks and uncertainties. The Plan provides for various investment options in a variety of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's statement of net assets available for benefits.

     Expenses of administering the Plan. The Plan provides that the Employer will generally reimburse the Plan for administrative expenses paid by the Plan. The Employer paid a significant portion of the 2005 administrative expenses.

     Tax status. The Plan has been notified by the Internal Revenue Service in a letter dated December 13, 2004 that it is a qualified plan under Section 401(a) and Section 401(k) of the Internal Revenue Code (the "Code"), and is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code.

     The Plan has been amended since it was notified of its exempt status by the Internal Revenue Service. Management believes that the Plan currently is designed and operates in accordance with the applicable requirements of the Code and therefore remains exempt from federal income taxes under provisions of
Section 501(a) of the Code.

Note 2 - Plan Merger:

     On December 31, 2005, the Plan was merged into The Employee 401(k) Retirement Plan ("Retirement Plan") resulting in the transfer of net assets of $16,792,170 into the Retirement Plan. Participants of the Plan began to participate in the Retirement Plan on January 1, 2006.

     The merger initiated a "Black Out" period beginning December 27, 2005 and continuing through January 15, 2006. During this period, changes could not be made to participant accounts and funds could not be withdrawn from either the Plan or the Retirement Plan.

Note 3 - Investments:

     General. Prior to December 31, 2005, the assets of the Plan were held and the related investment transactions were executed by Putnam Fiduciary Trust Company as trustee (the "Trustee") of the CompX Master 401(k) Plan Trust (the "Trust"). The Trust invested in publicly-traded registered investment companies, commingled trusts administered by Putnam Investments and CompX International Inc. class A common stock (see Note 1). The Plan assets invested in Putnam mutual funds and commingled trusts qualify as party-in-interest transactions. The Plan's investments are stated at fair value based on quoted market prices and net appreciation for the year is reflected in the Plan's statement of changes in net assets available for plan benefits. The net appreciation consists of realized gains or losses and unrealized appreciation or depreciation on investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The following presents investments that represent 5 percent or more of the Plan's net assets at year end:

                                                                                             December 31,
                                                                                 2004                          2005
                                                                                 ----                          ----

Putnam Stable Value Fund (commingled trust)                                       $4,201,986                    $ -

Putnam Voyager Fund (class Y shares)                                               2,287,495                      -

Calamos Growth Fund (class A shares)                                               2,017,371                      -

PIMCO Total Return Fund (class A shares)                                           1,282,783                      -

Putnam S&P 500 Index Fund (commingled trust)                                       1,241,106                      -

UAM ICM Small Company Portfolio Fund
 (Institutional shares)                                                            1,154,597                      -

Managers Special Equity Fund                                                       1,046,159                      -

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $393,140 as follows:


 Mutual funds                                           $  343,078
 Commingled trusts                                          57,163
 Common stock                                               (7,101)
                                                        ----------
                                                        $  393,140

                                                                      EXHIBIT A











            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-56163) of CompX International Inc. of our report dated June 2, 2006 relating to the financial statements of CompX Contributory Retirement Plan, which appears in this Form 11-K.






Sutton Frost Cary LLP
Arlington, Texas
June 28, 2006

                                                                      EXHIBIT B











            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-56163) of CompX International Inc. of our report dated June 28, 2005 relating to the financial statements of CompX Contributory Retirement Plan, which appears in this Form 11-K.






PricewaterhouseCoopers LLP
Dallas, Texas
June 28, 2006